# MANEX RESOURCE GROUP INC.

Manex Resource Group

*1550-1185 WEST GEORGIA STREET, VANCOUVER, BC V6E 4E6*
TEL: 604-684-9384 FAX: 604-689-4546

**SUPPL**

06016140

August 9, 2006



Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 – 5 St. NW
Washington, DC 20549

Dear Sirs:

**Re: Insider Report for Lawrence Page – Avalon Ventures Ltd.**
**File No. 82-4427**

We are enclosing a copy of an amended Insider ~~Trading~~ Report filed with SEDI on behalf of Mr. Page by the writer, as agent, on August 9, 2006. We also enclose a summary of all Insider Reports filed on behalf of Mr. Page as of April 25, 2000.

Yours very truly,

**MANEX RESOURCE GROUP INC.**

Per: *Barb Fines*
Barbara L. Fines
Corporate Secretary



/blf
Encl.

**Insider:** Page.L **Issuer:** Avalon Ventures



# Amend insider transaction - View search results

*The following transactions met your search criteria. Select a transaction from the list below:*

| Date of transaction | Filing date | Registered holder | Security designation | Nature of transaction | Opening balance of securities held | Number or value acquired or disposed of | Closing Balance |
|---|---|---|---|---|---|---|---|
| 2000-04-25 | 2006-08-09 | | Common Shares | Opening Balance-Initial SEDI Report | 0 | | 0 |
| 2006-06-30 | 2006-08-03 | | Common Shares | Acquisition or disposition in the public market | 0 | -10000 | -10000 |
| 2006-06-30 | 2006-08-03 | | Common Shares | Acquisition or disposition in the public market | -10000 | -10000 | -20000 |
| 2006-07-07 | 2006-07-11 | | Common Shares | Exercise of options | -20000 | 25000 | 5000 |
| 2006-07-07 | 2006-07-11 | | Common Shares | Exercise of options | 5000 | 75000 | 80000 |
| 2000-04-25 | 2004-03-08 | | Options (Common Shares) | Opening Balance-Initial SEDI Report | 20000 | | 20000 |
| 2002-02-04 | 2004-03-08 | | Options (Common Shares) | Expiration of options | 20000 | -20000 | 0 |
| 2002-03-12 | 2004-03-09 | | Options (Common Shares) | Grant of options | 0 | 25000 | 25000 |
| 2003-04-25 | 2004-03-09 | | Options (Common Shares) | Grant of options | 25000 | 75000 | 100000 |
| 2004-02-16 | 2004-03-09 | | Options (Common Shares) | Grant of options | 100000 | 100000 | 200000 |
| 2006-07- | 2006-07- | | Options | Exercise of options | 200000 | -25000 | 175000 |

RECEIVED
2006 AUG 18 P 2:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

| | | | | | | |
|---|---|---|---|---|---|---|
| 07 | 11 | (Common Shares) | | | | |
| 2006-07-07 | 2006-07-11 | Options (Common Shares) | Exercise of options | 175000 | -75000 | 100000 |
| 2000-04-25 | 2004-03-08 | Warrants (Common Shares) | Opening Balance-Initial SEDI Report | 100000 | | 100000 |
| 2000-10-25 | 2004-03-08 | Warrants (Common Shares) | Expiration of warrants | 100000 | -100000 | 0 |

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August 9, 2006



**Insider:** Page.L **Issuer:** Avalon Ventures **Security:** Common Sha



# Amend insider transaction - Completed

The transaction has been amended.

*Do you want to amend another transaction?* Yes No

**2006-08-09, 17:40:58, EDT**

**Insider:** Page.L **Issuer:** Avalon Ventures **Security:** Common Sha

| | |
|---|---|
| Security designation | Common Shares |
| Opening balance of securities held | 0 |
| Filing date | 2006-08-09 |
| Date of transaction | 2000-04-25 |
| Nature of transaction | 00 - Opening Balance-Initial SEDI Report |
| Closing balance of securities held | 0 |

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

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